PetIQ, Inc.

923 S. Bridgeway Pl.

Eagle, Idaho 83616

September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Jonathan Burr
James Lopez

Re:	PetIQ, Inc. Registration Statement on Form S-3 File No. 333-227186

Dear Messers. Burr and Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PetIQ, Inc. (“PetIQ”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-227186) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Friday, September 21, 2018, or as soon thereafter as practicable.

Please call Christina T. Roupas at (312) 558-3722 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ John Newland
John Newland
Chief Financial Officer
PetIQ, Inc.

cc:	Christina T. Roupas